Mail Stop 3561

October 20, 2009

Via US Mail and Facsimile

Mr. Timothy S. Davidson
Chief Financial Officer
Natural Health Trends Corp.
2050 Diplomat Drive
Dallas, TX 75234

Re: Natural Health Trends Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 23, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-26272

Dear Mr. Davidson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 40

1.   Please explain to us your basis for de-recognizing commission liabilities in the amount of $2.2 million. Please include in your response when the liabilities were incurred. Refer to FASB ASC 405-20-50.

Note 7. Share-Based Compensation, page 53

2.   Please revise to provide all of the disclosures required by FASB ASC 718-10-50-2 including the risk-free rate and expected volatility. Refer also to FASB ASC 718-10-55-136. Show us what your disclosure will look like revised in future filings.

Note 5. Commitments and Contingencies, page 48
Registration Payment Arrangements, page 49

3.   We note your disclosure that no contingent obligations have been recognized under registration payment arrangements. To enhance transparency, tell us and disclose the basis behind your determination that no contingent obligation was necessary as of December 31, 2008. As appropriate, tell us and disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to FASB ASC 450-20-50-4.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter keying your responses to our comments and provide any requested supplemental information. Please submit your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding these comments, or in her absence, the undersigned at (202) 551-3720.

Sincerely,

Andrew Mew
Accounting Branch Chief